CHARTWELL INTERNATIONAL, INC.
177 Madison Avenue
Morristown, NJ 07960
(973) 400-7010
February 6, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn: Ms. Rolaine Bancroft
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CHARTWELL INTERNATIONAL, INC.
Post Effective Amendment No. 4 to Form SB-2
File No. 333-129493
Dear Ms. Bancroft:
     CHARTWELL INTERNATIONAL, INC. hereby requests that the above-captioned registration statement be ordered effective at 5:00 p.m. EST on February 8, 2007, or as soon as practicable thereafter.
CHARTWELL INTERNATIONAL, INC.
/s/ Paul Biberkraut
Paul Biberkraut,
Chief Financial Officer
cc: Mark C Lee, Bullivant Houser Bailey